Exhibit 99.3

TRIP.COM GROUP LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: TCOM)

Form of Proxy for Extraordinary General Meeting

To Be Held on March 18, 2021

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Trip.com Group Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.01 per share, of the Company (the “Ordinary Shares”) to be exercised at the Extraordinary General Meeting of the Company (the “EGM”) to be held at Building 16, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China, on March 18, 2021 at 9:00 am (Shanghai/Hong Kong time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the “EGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on February 16, 2021 (the “Record Date”) are entitled to notice of and to vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each Ordinary Share is entitled to one vote. The quorum of the EGM consists of two shareholders (in the case that the Company has only one shareholder of record, then that one shareholder) holding no less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the EGM. This Form of Proxy and the accompanying EGM Notice will be first mailed to the shareholders of the Company on or about February 26, 2021.

A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to its offices at 10F, Building 16, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China or (ii) by voting in person at the EGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Investor Relations) at 10F, Building 16, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the EGM.

TRIP.COM GROUP LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: TCOM)

Form of Proxy for Extraordinary General Meeting

To Be Held on March 18, 2021

(or any adjourned or postponed meeting thereof)

I/We _________________________________________________________________________ of _____________________________________, being the registered holder of _____________________ ordinary shares 1, par value US$0.01 per share, of Trip.com Group Limited (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting2 or _____________________________________ of __________________________________________________________________ ___________________________________________________________________________

as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned meeting thereof) of the Company to be held at Building 16, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTION	FOR[3]	AGAINST [3]	ABSTAIN [3]
1.	“THAT BY AN ORDINARY RESOLUTION, each of the 175,000,000 issued and unissued ordinary shares of a nominal or par value of US$0.01 each in the capital of the Company be and is hereby subdivided into eight ordinary shares of a nominal or par value of US$0.00125 each in the capital of the Company (the “Subdivision”), such that, following the Subdivision, the authorised share capital of the Company shall be US$1,750,000 divided into 1,400,000,000 ordinary shares of a nominal or par value of US$0.00125 each”

Dated _______________, 2021     Signature(s) 4____________________

[1]

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]

IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “FOR.” If you wish to vote against a particular resolution, tick the appropriate box marked “AGAINST.” If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “ABSTAIN.” If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the Extraordinary General Meeting.

[4]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

2